As filed with the Securities and Exchange Commission on December 3, 1999
                                                         Registration No.  333 -
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------
                                   PSINET INC.
             (Exact name of registrant as specified in its charter)

         New York                                             16-1353600
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)
/
510 Huntmar Park Drive, Herndon, Virginia                        20170
 (Address of principal executive offices)                      (Zip Code)

                         EXECUTIVE STOCK INCENTIVE PLAN
                         STRATEGIC STOCK INCENTIVE PLAN
              OPTION AGREEMENT BETWEEN REGISTRANT AND SUSAN DISESA
                            (Full title of the plans)

                             Kathleen B. Horne, Esq.
                    Senior Vice President and General Counsel
                                   PSINet Inc.
                 510 Huntmar Park Drive, Herndon, Virginia 20170
                     (Name and address of agent for service)

                                 (703) 904-4100
          (Telephone number, including area code, of agent for service)
                          Facsimile No. (703) 375-1834
                                  -------------

                                    Copy to:
                           Richard F. Langan, Jr. Esq.
                                Nixon Peabody LLP
                  437 Madison Avenue, New York, New York 10022
           Telephone No.: (212) 940-3140/Facsimile No.: (212) 940-3111
                                  -------------


---------------------------------------------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE
-------------------------------- -------------------- -------------------- ---------------------- -------------------
                                                       Proposed maximum      Proposed maximum
      Title of securities           Amount to be        offering price      Aggregate offering        Amount of
       to be registered            registered (1)        per share (2)           price (2)           registration
                                                                                                        fee(1)
-------------------------------- -------------------- -------------------- ---------------------- -------------------

Common Stock, $.01 par value     7,509,825 shares     $51.41              $385,575,000           $101,791.80
-------------------------------- -------------------- -------------------- ---------------------- -------------------



         (1) Represents (i) 4,000,000 shares issuable upon the exercise of options granted or to be granted under the Executive Stock Incentive Plan, (ii) 3,500,000 shares issuable upon the exercise of options granted or to be granted under the Strategic Stock Incentive Plan, (iii) 9,825 shares issuable upon the exercise of options granted under the Susan DiSesa option agreement, and (iv) pursuant to Rule 416(a) of the Securities Act of 1933, such indeterminate number of shares as may be issued by reason of any stock split, stock dividend, recapitalization or similar transaction effected without the receipt of consideration which results in an increase in our number of outstanding shares of common stock. The 9,825 shares issuable upon the exercise of the DiSesa options and registered for resale were previously registered pursuant to our Registration Statement on Form S-8 filed on July 14, 1999 (no. 333-82811) and accordingly no fee is due at this time in respect of such shares.

         (2) Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee. The computation is based upon the average of the high and low prices of our common stock as reported on the Nasdaq Stock Market's National Market on November 26, 1999.

                                     PART I.

                  INFORMATION REQUIRED IN THE 10(a) PROSPECTUS


                                EXPLANATORY NOTE


         At our Special Meeting of Shareholders held on September 28, 1999, our shareholders approved amendments to our Executive Stock Incentive Plan and our Strategic Stock Incentive Plan to increase the number of shares available for issuance under each of the plans. This registration statement on Form S-8 relates to the registration of additional securities of the same class as other securities of which our Registration Statement on Form S-8 filed on July 14, 1999 (No. 333-82811) is effective, consisting of up to 4,000,000 additional shares of our common stock, par value $.01 per share, issuable pursuant to our Executive Stock Incentive Plan and up to 3,500,000 additional shares of our common stock issuable pursuant to our Strategic Stock Incentive Plan. Accordingly, pursuant to Instruction E to SEC Form S-8, the contents of the following earlier registration statements are incorporated herein by reference:
(1) Registration Statement on Form S-8, relating to our Executive Stock Incentive Plan (No. 33-99464); and (2) Registration Statement on Form S-8, relating to our Strategic Stock Incentive Plan (No. 33-99470) and (3) Registration Statement on Form S-8 (No. 333-82811) are incorporated herein by reference.

         This registration statement also relates to 9,825 shares of our common stock that may be issued to Susan DiSesa, upon the exercise of options granted to her under an option agreement. The reoffer prospectus included herein is intended to register for reoffer and/or resale 9,825 shares of our common stock that may be issued to Ms. DiSesa upon the exercise of options granted to her under an option agreement.

         Information required to be contained in the Section 10(a) prospectus is omitted from the registration statement in accordance with Rule 428 of the Securities and Exchange Commission issued unde the Securities Act of 1933, as amended and the Note to Part I of Form S-8.

REOFFER PROSPECTUS








                                   PSINET INC.
                          9,825 SHARES OF COMMON STOCK



         This prospectus relates to the offering of up to 9,825 shares of our common stock which may be sold from time to time in one or more transactions by Susan DiSesa, a former consultant of one of our subsidiaries. Ms. DiSesa is also referred to as the "Selling Shareholder." We will not receive any of the proceeds from the sale of these shares.

         The Selling Shareholder will sell the shares offered hereby at prices which are current when the sales take place or at other prices upon which the parties agree. The Selling Shareholder may or may not use brokers and dealers in these transactions, but will pay brokerage fees or commissions, if relevant. We will pay all of the expenses associated with the registration of the shares and this prospectus.

         Our common stock is listed for trading on the Nasdaq Stock Market's National Market under the symbol "PSIX." On December 2, 1999, the last reported sale price of our common stock was $55.875.

                  --------------------------------------------



         INVESTMENT IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS"
                     BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS
   PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


                  --------------------------------------------



                 The date of this prospectus is December 3, 1999

                                TABLE OF CONTENTS

                                                                            PAGE

The Company....................................................................1
Risk Factors...................................................................5
Use of Proceeds...............................................................24
Selling Shareholder...........................................................24
Plan of Distribution..........................................................24
Legal Matters.................................................................24
Experts.......................................................................25
Documents Incorporated by Reference...........................................25
Where You Can Find More Information...........................................26
Disclosure of Commission Position on Indemnification
for Securities Act Liabilities................................................27

                                   PROSPECTUS


         You should read the entire prospectus, especially the risks discussed under "Risk Factors" beginning on page 5 of this prospectus, and the other information incorporated by reference in this prospectus before making an investment decision.

                                   THE COMPANY

         PSINet is a leading independent global provider of Internet and eCommerce solutions to businesses. As an Internet Super Carrier, or ISC, we offer global distribution of PSINet services through wholly-owned subsidiaries, supported by local language customer service and a worldwide fiber optic network capable of speeds of over three terabits. We define the elements of an ISC to include:

                   * Multiple Internet and eCommerce hosting centers - We currently have or are building Internet and eCommerce hosting centers in key financial and business centers around the world, including Amsterdam, Atlanta, Frankfurt, Hong Kong, London, Los Angeles, New York, Paris, Sao Paulo, Toronto, Tokyo and Washington, D.C.;

                   * Extensive global distribution - We have over 1,000 sales personnel and over 2,500 value added resellers, or VARs, systems integrators and Web design professionals in 22 countries throughout the world;

                   *   Global brand name recognition - Our brand name is
                      increasingly recognized throughout the world for Internet-protocol services and applications that meet the needs of business customers, supported by local language sales, provisioning and service; and

                   * Worldwide fiber network and related optronic equipment - We operate on the largest global data communications networks that enables or in the future is expected to enable our customers to connect to the Internet and access their corporate networks and systems resources from most of the world's major business and population centers.

         We currently provide Internet connectivity and Web hosting services to customers in 90 of the 100 largest metropolitan statistical areas in the U.S. and in 17 of the 20 largest global telecommunications markets and are currently operating in 22 countries. In addition to these services, we also offer a suite of value-added products and services that are designed to enable our customers to maximize utilization of the Internet to more efficiently communicate with their customers, suppliers, business partners and remote office locations. We conduct our business through operations organized into four geographic operating segments - U.S./Canada, Latin America, Europe and Asia/Pacific. Our services and products include the following:

                   * Access services that offer dedicated, dial-up, wireless and digital subscriber line, or DSL, connections that link our customers' networks to the Internet;

                   * Web hosting services that provide cost-effective solutions for the management and maintenance of our customers' Web sites and Web-based applications;

                   * Intraners and virtual private networks, or VPNs, that allow our customers to provide secure and seamless wide area networks, or WANs, connection their remote offices and employees, customers and suppliers;

                   * eCommerce services designed to enable our customers to securely transact business over the Internet;

                   * Voice-over Internet protocol services that enable companies with multiple business locations to transmit voice conversations over our network at a significant savings to traditional long-distance calling;

                   * E-mail services that allow out customers to outsource to us the day-to-day management and maintenance of their internal message systems;

                   * Managed security services designed to protect, monitor and maintain the integrity of our customers' networks; and

                   * Wholesale and private label network connectivity and related services to other internet service providers, known as ISPs, and telecommunications carriers to further utilize our network capacity.

         Based on our quarter ended September 30, 1999, we had annualized revenues of $562.4 million, of which 70% consisted of access services, 7% of Web and enhanced services, and 23% of wholesale services.

Our Global Network

         We operate one of the largest global commercial data communications networks. Our Internet-optimized network has a footprint that extends around the globe and is connected to over 700 sites, called points of presence, or POPs, situated throughout our geographic operating regions that enable our customers to connect to the Internet. Our network reach allows our customers to access their corporate network and systems resources through local calls in over 150 countries. Our network architecture consists of high capacity frame relay switches and routers designed to deliver superior Internet connections, reliable packet control and intelligent data traffic routing and is compatible with all of the most widely deployed transmission technologies. We further expand the reach of our network by connecting with other large ISPs at 163 points through 67 contractual arrangements, called peering agreements, that permit the exchange of information between our network and the networks of our peering partners. As part of our ISC strategy, we have opened four global Internet and eCommerce hosting facilities in the U.S., Switzerland, Canada and the United Kingdom containing a total of approximately 125,000 square feet. Most recently, in October 1999 we opened Internet and eCommerce hosting facilities in New York City and Amsterdam containing 13,000 and 17,000 square feet, respectively, and currently anticipate opening an additional Internet and eCommerce hosting facility in Los Angeles prior to the end of 1999, which will contain approximately 42,000 square feet. We have two network operating centers that monitor and manage network traffic 24-hours per day, seven-days per week.

Our Target Market and Customers

         Internet access services is one of the fastest growing segments of the global telecommunication services marketplace. For example, Gartner Group forecasts that worldwide Internet access revenues will grow from $10.1 billion in 1997 to $34.6 billion in 2002. Trends contributing to this growth in demand include:

                   * the increase in corporate Internet sites and connectivity as a means to expand customer reach and improve communications efficiency;

                   * business demand for advanced, highly reliable information technology solutions designed specifically to enhance productivity and improve efficiency;

                   * the need of businesses to securely and efficiently connect multiple, geographically-dispersed locations and provide global remote access capabilities; and

                   * business use of the Internet as a lower-cost alternative to traditional telecommunications services.

         Our target market consists primarily of mid-sized and large businesses in information intensive industries. As of September 30, 1999, we served approximately 79,900 business accounts, including 644 ISPs. Some of our corporate customers include American Airlines, American Express Company, Electronic Data Systems (EDS), Hewlett-Packard Company, Kmart Corp., Major League Baseball, Motorola and Xerox Corporation. Some of our ISP customers include EarthLink, FlashNet, IDT, Microsoft's WebTV and MindSpring.

Our Strategy

         Our objective is to be one of the top three providers of Internet access services and related communications services and products in each of the 20 largest global telecommunications markets. The principal elements of our business strategy are summarized below:

                   * Leverage Multiple Sales Channels. We are pursuing growth opportunities through multiple channels consisting of our direct sales force of over 1,000 individuals worldwide, over 2,500 resellers and eferral sources, and strategic alliances with selected telecommunications services and equipment suppliers, networking service companies, systems integrators and computer retailers.

                   * Increase Sales of Value-Added Services and New Products. We intend to capitalize on the trend of companies seeking to increasingly outsource their critical business applications and integrate Web-based services and products as part of their core data networking strategy. We are aggressively marketing value-added services and products to our existing account base and prospective business customers, and are significantly increasing our Internet and eCommerce hosting center capacity to accommodate the anticipated growth in this business.

                   * Accelerate Growth Through Targeted Acquisitions. We intend to continue to make strategic investments in or acquire:

                            * local or regional ISPs in markets where we have an established POP and can benefit from the increased net work utilization and local sales force;

                            * ISPs in the 20 largest global telecommunications markets where we currently do not have a presence or in those global telecommunications markets where our current presence would be significantly enhanced;

                            * related or complementary businesses, such as our acquisition of Transaction Network Services, Inc., which we refer to as TNI, to broaden our market presence and expand our strengths in key product areas; and

                            * telecommunication or information technology companies which have strong relationships with major corporations.

                   * Continue to Invest in our Network. We remain focused on reducing costs as a percentage of revenue by maintaining a scaleable network and increasing utilization of and controlling strategic assets, such as acquisition of long-term rights in telecommunications bandwidth.

                   * Enhance Brand Name Recognition. We intend to continue to leverage our PSINet brand by rebranding acquired ISP operations and services under the PSINet name, selectively using television commercials, print ads and direct mailings which target key decision makers in the U.S. and abroad, and acquiring corporate sponsorship rights, such as our acquisition of the naming rights to the NFL Stadium of the Baltimore Ravens.

Recent Developments

         Acquisition of Transaction Network Services. On November 23, 1999, we acquired Transaction Network Services, Inc., which we refer to as TNI. TNI is a leading worldwide provider of eCommerce data communications and transports more than 19 million point of sale/point of service, which we refer to as POS, transactions daily. We anticipate that our acquisition of TNI will strengthen our position as a leading provider of global Internet and eCommerce solutions to businesses. The aggregate consideration to be paid to TNI shareholders consists of approximately $340.8 million in cash and approximately 7.6 million shares of PSINet common stock, which represents an aggregate value of approximately $687.0 million, assuming a price per share of PSINet common stock of $45.719. In addition, we assumed approximately 463,000 common stock options of TNI representing an agregate value of approximately $13.0 million. Additionally, principal and interest outstanding under TNI's revolving credit facility, in the amount of $52.1 million, were repaid as a condition to closing. The source of the cash consideration for the TNI merger will be, and the cash for repayment of the TNI revolving credit facility obligation was, from cash on hand. TNI shareholders have elected to receive cash, shares of our stock, or both cash and stock, subject to certain adjustments.

         TNI currently operates four divisions:

                   - the point-of-sale/point-of-service, or POS, Division, which includes TNI's TransXpress network services for the POS transaction processing industry;

                   - the Telecom Services Division, which includes TNI's CARD*TEL telephone call billing validation and fraud control services and other services targeting primarily the telecommunications industry;

                   - the Financial Services Division, which provides integrated data and voice services including the TNI FastLink Data Service in support of the Financial Information eXchange messaging protocol and other transaction oriented trading applications primarily to the financial services industry; and

                   - the International Systems Division, which markets TNI's products and services internationally.

         Unaudited pro forma consolidated financial information for PSINet as of September 30, 1999 and for the year ended December 31, 1998 and for the nine months ended September 30, 1999, which present the pro forma effect of our acquisition of TNI and certain other acquisitions, is incorporated by reference in this prospectus from Exhibit 99.1 of the Company's Form 8-K interim report dated as of November 23, 1999 and filed with the Securities and Exchange Commission on December 1, 1999.

         We are a New York corporation and our principal executive offices are located at 510 Huntmar Park Drive, Herndon, Virginia 20170. Our telephone number is (703) 904-4100.

         Additional information concerning us is incorporated by reference in this prospectus. See "Documents Incorporated by Reference" and "Where You Can Find More Information."

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks associated with us and our business discussed below and in our other periodic reports and documents filed with the U.S. Securities and Exchange Commission. You should carefully consider these risk factors, as well as the other information contained in this prospectus, in evaluating an investment in our securities.

We have significant indebtedness and we may not be able to meet our obligations

         We are highly leveraged and have significant debt service requirements. As of September 30, 1999, after giving pro forma effect to our recent offering of $600 million 10 1/2% senior notes and euro 150 million 10 1/2% senior notes, and the application of the net proceeds from that offering, our total indebtedness would have been $3.2 billion, representing approximately 80% of total capitalization. Our annual interest expense on our senior notes will be $323.7 million, assuming, with respect to the euro denominated senior notes, an exchange rate of 0.93 to U.S. $1.00, which was the average exchange rate for the period from January 1 to September 30, 1999. We will have additional interest expense attributable to our revolving credit facility and other debt and equipment lease arrangements.

         Our high level of indebtedness could have several important effects on our future operations, which, in turn, could have important consequences for the holders of our securities, including the following:

         * a substantial portion of our cash flow from operations must be used to pay interest on our indebtedness and, therefore, will not be available for other business purposes;

         * covenants contained in the agreements evidencing our debt obligations require us to meet many financial tests, and other restrictions limit our ability to borrow additional funds or to dispose of assets and may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities and capital expenditures; and

         * our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

         Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our future operating performance and on economic, financial, competitive, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations. However, based on our current level of operations, management believes that existing working capital, existing credit facilities, capital lease financings and proceeds of future equity or debt financings (including, without limitation, from this offering) will be adequate to meet our presently anticipated future requirements for working capital, capital expenditures and scheduled payments of interest on our debt. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future working capital borrowings will be available in an amount sufficient to enable us to service our debt or to make necessary capital expenditures. In addition, we cannot assure you that we will be able to raise additional capital for any refinancing of our debt in the future.

We have experienced continuing losses, negative cash flow and fluctuations in operating results

         Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets. To address these risks, we must, among other things, respond to competitive developments, continue to attract and retain qualified persons, continue to upgrade our management and financial systems, and continue to upgrade our technologies and commercialize our network services incorporating such technologies. We cannot assure you that we will be successful in addressing such risks, and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and ability to pay when due principal, interest and other amounts on our debt. Although we have experienced revenue growth on an annual basis with revenue increasing from $84.4 million in 1996 to $121.9 million in 1997, to $259.6 million in 1998, and to $369.3 million for the nine months ended September 30, 1999, we have incurred losses and experienced negative EBITDA during each of those periods. We may continue to operate at a net loss and may experience negative EBITDA as we continue our acquisition program and the expansion of our global network operations. We have incurred net losses available to common shareholders of $55.1 million, $46.0 million, $264.9 million and $208.9 million, and have incurred negative EBITDA of $28.0 million, $21.2 million, $42.1 million and $6.0 million for each of the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, respectively. During the nine months ended September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, the TAS Acquisition and the Other Acquisitions, we would have incurred a net loss available to common shareholders of $240.8 million and positive EBITDA of $30.9 million. At September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, we would have had an accumulated deficit of $671.5 million. We cannot assure you that we will be able to achieve or sustain profitability or positive EBITDA.

         Our operating results have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, some of which are outside our control. These factors, include, among others:

         * general economic conditions and specific economic conditions in the Internet access industry;

         *  user demand for Internet services;

         * capital expenditures and other costs relating to the expansion of operations of our network;

         *  the introduction of new services by us or our competitors;

         * the mix of services sold and the mix of channels through which those services are sold;

         * pricing changes and new product introductions by us and our competitors;

         * delays in obtaining sufficient supplies of sole or limited source equipment and telecom facilities; and

         *  potential adverse legislative and regulatory developments.

         As a strategic response to a changing competitive environment, we may elect from time to time to make pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and cash flow.

We will depend on the cash flows of our subsidiaries in order to satisfy our obligations

         We are an operating entity which also conducts a significant portion of our business through our subsidiaries. Our operating cash flow and consequently our ability to service our debt is therefore partially dependent upon our subsidiaries' earnings and their distributions of those earnings to us. It may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to our senior notes or to make any funds available for that purpose. Our subsidiaries' ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries' indebtedness, applicable laws and other factors.

We may not be able to fund the expansion we will need to remain competitive

         In order to maintain our competitive position, enhance our capabilities as an Internet Super Carrier and continue to meet the increasing demands for service quality, availability and competitive pricing, we expect to make significant capital expenditures. At November 18, 1999, we were obligated to make future cash payments that total $491.0 million for acquisitions of global fiber-based and satellite telecommunications bandwidth, including IRUs or other rights. In addition, if a supplier makes delivery of certain additional fiber-based bandwidth, which is expected in 2001, we will be committed to make cash payments at that time of between $120.0 million and $180.0 million, the actual price to depend on the timing of delivery of the additional bandwidth. We also expect that there will be additional costs, such as connectivity and equipment charges, in connection with taking full advantage of such acquired bandwidth and IRUs. Certain of this fiber-based and satellite telecommunications bandwidth may require the acquisition and installation of equipment necessary to access and light the bandwidth in order to make it operational. At November 18, 1999, we were obligated to make capital expenditures for such equipment of $242.0 million. In addition, we were obligated to make expenditures in connection with our build-out of new Internet and eCommerce hosting centers in key financial and business centers throughout the world and the purchase of other facilities of approximately $61.8 million at November 18, 1999. As a result of the foregoing, we currently believe that our capital expenditures in 1999 will be substantially greater than those in 1998, and that, as a result of our completion of our recent debt and equity offerings, our capital expenditure program will be accelerated. This may occur as we continue to execute our expansion strategy in the 20 largest global telecommunications markets and beyond.

         We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations. However, we believe that we will have a reasonable degree of flexibility to adjust the amount and timing of capital expenditures in response to market conditions, competition, our then existing financing capabilities, competition and other factors. We also believe that working capital generated from the use of acquired bandwidth, together with other existing working capital from existing credit facilities, from capital lease financings, from the proceeds of our recent debt and equity offerings and from future equity or debt financings will be sufficient to meet the presently anticipated working capital and capital expenditure requirements of our operations. We cannot assure you, however, that we will have sufficient additional capital and/or obtain financing on satisfactory terms to enable us to meet our capital expenditures and working capital requirements.

         We may need to raise additional funds in order to take advantage of unanticipated opportunities, more rapid international expansion or acquisitions of complementary businesses. In addition, we may need to raise additional funds to develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures. We cannot assure you that we will be able to raise such funds on favorable terms. In the event that we are unable to obtain such additional funds on acceptable terms, we may determine not to enter into various expansion opportunities.

         We face risks associated with acquisitions and strategic alliances and investments relating to difficulties in integrating combined operations, incurrence of additional debt to finance acquisitions and operations of acquired businesses, potential disruption of operations and related negative impact on earnings, and incurrence of substantial expenses that could adversely affect our financial condition.

         Growth through acquisitions represents a principal component of our business strategy. We acquired 54 ISPs and related businesses from January 1, 1998 through November 23, 1999, which gave us a presence in 17 of the 20 largest global telecommunications markets. We expect to continue to acquire assets and businesses principally relating to or complementary to our current operations. We may also seek to develop strategic alliances and investments (including venture capital investments) both domestically and internationally. Any such future acquisitions or strategic alliances and investments would be accompanied by the risks commonly encountered in acquisitions, strategic alliances or investments. Such risks include, among other things:

         * the difficulty of integrating the operations and personnel of the companies, particularly in non-U.S. markets;

         *  the potential disruption of our ongoing business;

         * the inability of management to maximize our financial and strategic position by the successful incorporation of licensed or acquired technology and rights into our service offerings; and

         * the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management.

         We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, strategic alliances or investments. We believe that after eliminating redundant network architecture and administrative functions and taking other actions to integrate the operations of acquired companies we will be able to realize cost savings. However, although we have assembled teams for integration of businesses acquired by us, we cannot assure you that our integration of acquired companies'operations will be successfully accomplished. Our ongoing integration actions and other steps aimed at reducing our cost structure may lead to charges or to adjustments to the depreciable lives of our assets. Our inability to improve the operating performance of acquired companies' businesses or to integrate successfully the operations of acquired companies could have a material adverse effect on our business, financial condition and results of operations. In addition, as we proceed with acquisitions in which the consideration consists of cash, a substantial portion of our available cash will be used to consummate such acquisitions.

         As with each of our recent acquisitions, the purchase price of many of the businesses that might become attractive acquisition candidates for us likely will significantly exceed the fair values of the net assets of the acquired businesses. As a result, material goodwill and other intangible assets would be required to be recorded which would result in significant amortization charges in future periods. In addition, an intangible asset that frequently arises in connection with the acquisition of a technology company is "acquired in-process research and development," which under U.S. accounting standards, as presently in effect, must be expensed immediately upon acquisition. Such expenses, in addition to the financial impact of such acquisitions, could have a material adverse effect on our business, financial condition and results of operations and could cause substantial fluctuations in our quarterly and yearly operating results. Furthermore, in connection with acquisitions or strategic alliances, we could incur substantial expenses, including the expenses of integrating the business of the acquired company or the strategic alliance with our existing business.

         We expect that competition for appropriate acquisition candidates may be significant. We may compete with other telecommunications companies with similar acquisition strategies, many of which may be larger and have greater financial and other resources than we have. Competition for Internet companies is based on a number of factors including price, terms and conditions, size and access to capital, ability to offer cash, stock or other forms of consideration and other matters. We cannot assure you that we will be able to successfully identify and acquire suitable companies on acceptable terms and conditions.

Our growth and expansion may strain our ability to manage our operations and our financial resources

         Our rapid growth has placed a strain on our administrative, operational and financial resources and has increased demands on our systems and controls. We have over 700 points-of-presence and we plan to continue to expand the capacity of existing points-of-presence as customer-driven demand dictates. In addition, we have completed a number of acquisitions of companies and telecommunications bandwidth during 1998 and 1999 and plan to continue to do so. We anticipate that we may be required to continue enhancements to and expand our network. The process of consolidating the businesses and implementing the strategic integration of these acquired businesses with our existing business may take a significant amount of time. It may also place additional strain on our resources and could subject us to additional expenses. We cannot assure you that we will be able to integrate these companies successfully or in a timely manner. In addition, we cannot assure you that our existing operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth.

         Our continued growth may also increase our need for qualified personnel. We cannot assure you that we will be successful in attracting, integrating and retaining such personnel. The following risks, associated with our growth, could have a material adverse effect on our business, results of operations and financial condition:

         * our inability to continue to upgrade our networking systems or our operating and financial control systems;

         * our inability to recruit and hire necessary personnel or to successfully integrate new personnel into our operations;

         * our inability to successfully integrate the operations of acquired companies or to manage our growth effectively; or

         * our inability to adequately respond to the emergence of unexpected expansion difficulties.

         We face risks associated with our acquisitions of bandwidth from network suppliers relating to our dependence on their ability to satisfy their obligations to us, the possibility that we may need to incur significant expenses to utilize bandwidth and their ability to build out their networks under construction that could adversely affect our ability to utilize acquired bandwidth

         We are subject to a variety of risks relating to our recent acquisitions of fiber-based and satellite telecommunications bandwidth from our various global network suppliers and the delivery, operation and maintenance of such bandwidth. Such risks include, among other things, the following:

         * the risk that financial, legal, technical and/or other matters may adversely affect such suppliers' ability to perform their respective operation, maintenance and other services relating to such bandwidth, which may adversely affect our use of such bandwidth;

         * the risk that we will not have access to sufficient additional capital and/or financing on satisfactory terms to enable us to make the necessary capital expenditures to take full advantage of such bandwidth;

         * the risk that such suppliers may not continue to have the necessary financial resources to enable them to complete, or may otherwise elect not to complete, their contemplated buildout of their respective fiber optic telecommunications systems; and

         * the risk that such buildout may be delayed or otherwise adversely affected by presently unforeseeable legal, technical and/or other factors.

         We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisitions of bandwidth.

Continued international expansion is a key component of our business strategy and, if we are unable to complete this expansion, our financial condition may be adversely affected

         A key component of our business strategy is our continued expansion into international markets. Revenue from our non-U.S. operations continues to increase as a percentage of consolidated results, comprising 53% of revenue in the third quarter of 1999. By comparison, our non-U.S. operations comprised 40% for all of 1998. As a result of our acquisition of TNI, our revenue mix may change again in 2000. We may need to enter into joint ventures or other strategic relationships with one or more third parties in order to conduct our foreign operations successfully. However, we cannot assure you that we will be able to obtain the permits and operating licenses required for us to operate, to hire and train employees or to market, sell and deliver high quality services in these markets. In addition to the uncertainty as to our ability to continue to expand our international presence, there are risks inherent in doing business on an international level. Such risks include:

         * unexpected changes in or delays resulting from foreign laws, regulatory requirements, tariffs, customs, duties and other trade barriers;

         *  difficulties in staffing and managing foreign operations;

         * longer payment cycles and problems in collecting accounts receivable;

         * fluctuations in currency exchange rates and foreign exchange controls which restrict or prohibit repatriation of funds;

         *  technology export and import restrictions or prohibitions;

         *  delays from customs brokers or government agencies;

         * seasonal reductions in business activity during the summer months in Europe and other parts of the world; and

         * potentially adverse tax consequences, which could adversely impact the success of our international operations.

         We cannot assure you that such factors will not have an adverse effect on our future international operations and, consequently, on our business, financial condition and results of operations. In addition, we cannot assure you that laws or administrative practice relating to taxation, foreign exchange, foreign ownership or other matters of countries within which we operate will not change. Any such change could have a material adverse effect on our business, financial condition and results of operations.

         Asian-Pacific and Latin American countries in which we operate have experienced economic difficulties and uncertainties during the past few years. These economic difficulties and uncertainties could have a material adverse effect on our business, financial condition and results of operations.

Our financial results and our financial position may be adversely affected by currency and exchange risks

         During the year ended December 31, 1998 and the nine months ended September 30, 1999, 40% and 52%, respectively, of our revenue was derived from operations outside of the United States and at September 30, 1999 27% of our assets were in operations outside of the United States. During the year ended December 31, 1998 and the nine months ended September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, the TAS Acquisition and the Other Acquisitions, 39% and 41%, of our revenue, respectively would have been derived from operations outside the United States and at September 30, 1999, on a pro forma basis after giving effect to our acquisition of TNI, 25% of our assets would have been in operations outside of the United States. We anticipate that a significant percentage of our future revenue and operating expenses will continue to be generated from operations outside the United States and we expect to continue to invest in non-U.S. businesses. Consequently, a substantial portion of our revenue, operating expenses, assets and liabilities will be subject to significant foreign currency and exchange risks. Obligations of customers and of PSINet in foreign currencies will be subject to unpredictable and indeterminate fluctuations in the event that such currencies change in value relative to U.S. dollars. Furthermore, those customers and PSINet may be subject to exchange control regulations which might restrict or prohibit the conversion of such currencies into U.S. dollars. Although we have not entered into hedging transactions to limit our foreign currency risks, as a result of the increase in our foreign operations and our recent issuance of euro-denominated senior notes, we may implement such practices in the future. We cannot assure you that the occurrence of any of these factors will not have a material adverse effect on our business, financial position or results of operations.

We depend on key personnel and could be affected by the loss of their services

         Competition for qualified employees and personnel in the Internet services industry is intense and there are a limited number of persons with knowledge of and experience in the Internet service industry. The process of locating such personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, technical, marketing and sales personnel and upon the continued contributions of such management and personnel. In particular, our success is highly dependent upon the personal abilities of our senior executive management, including William L. Schrader, our Chairman of the Board and Chief Executive Officer and the founder of PSINet, Harold S. `Pete' Wills, our President and Chief Operating Officer, and Edward D. Postal, our Executive Vice President and Chief Financial Officer. We have employment agreements with each of these senior executive officers. The loss of the services of any one of them could have a material adverse effect on our business, financial condition or results of operations.

We depend on suppliers and could be affected by changes in suppliers or delays in delivery of their products and services

         We have few long-term contracts with our suppliers. We are dependent on third party suppliers for our leased-line connections or bandwidth. Some of these suppliers are or may become competitors of ours, and such suppliers are not subject to any contractual restrictions upon their ability to compete with us. If these suppliers change their pricing structures, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect us.

         We are also dependent on third party suppliers of hardware components. Although we attempt to maintain a minimum of two vendors for each required product, some components used by us in providing our networking services are currently acquired or available from only one source. We have from time to time experienced delays in the receipt of hardware components and telecommunications facilities, including delays in delivery of Primary Rate Interface, or PRI, telecommunications facilities, which connect dial-up customers to our network. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays which could have a material adverse effect on us. Our remedies against suppliers who fail to deliver products on a timely basis are limited by contractual liability limitations contained in supply agreements and purchase orders and, in many cases, by practical considerations relating to our desire to maintain good relationships with the suppliers. As our suppliers revise and upgrade their equipment technology, we may encounter difficulties in integrating the new technology into our network.

         Many of the vendors from whom we purchase telecommunications bandwidth, including the regional bell operating companies, competitive local exchange carriers and other local exchange carriers, currently are subject to tariff controls and other price constraints which in the future may be changed. In addition, recently enacted legislation will produce changes in the market for telecommunications services. These changes may affect the prices which we are charged by the regional bell operating companies and other carriers, which could have a material adverse effect on our business, financial condition and results of operations. Moreover, we are subject to the effects of other potential regulatory actions which, if taken, could increase the cost of our telecommunications bandwidth through, for example, the imposition of access charges.

The terms of our financing arrangements may restrict our operations

         Our financing arrangements with our banks and equipment lessors are secured by substantially all of our assets and stock of some of our subsidiaries. These financing arrangements require that we satisfy many financial covenants. Our ability to satisfy these financial covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to continue to satisfy such covenants. These financing arrangements also currently prohibit us from paying dividends and repurchasing our capital stock without the lender's consent. Our failure to comply with the covenants and restrictions in these financing arrangements could lead to a default under the terms of these agreements. In the event of a default under the financing arrangements, our lenders would be entitled to accelerate the indebtedness outstanding thereunder and foreclose upon the assets securing such indebtedness. They would also be entitled to be repaid from the proceeds of the liquidation of those assets before the assets would be available for distribution to the holders of our securities, including the holders of our senior notes. In addition, the collateral security arrangements under our existing financing arrangements may adversely affect our ability to obtain additional borrowings.

Our financial condition may be adversely affected if our systems and those of our suppliers fail because of Year 2000 problems

         The commonly referred to Year 2000, or Y2K, problem results from the fact that many existing computer programs and systems use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other processing involving the Year 2000 or a later date. We have identified two main areas of Y2K risk:

         1. Internal computer systems or embedded chips could be disrupted or fail, causing an interruption or decrease in productivity in our operations; and

         2. Computer systems or embedded chips of third parties including, without limitation, financial institutions, suppliers, vendors, landlords, customers, international suppliers of telecommunications services and others, could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

         We developed detailed plans for implementing, testing and completing any necessary modifications to our key computer systems and equipment with embedded chips to ensure that they are Y2K compliant. A third party consultant performed an assessment of our U.S. internal systems (e.g., accounting, billing, customer support and network operations) to determine the status of their Y2K compliance. The assessment recommended that we make some minor changes. We believe that no material changes or modifications to our internal systems are required to achieve Y2K compliance. We have developed a test bed of our U.S. internal systems to implement and complete testing of the requisite minor changes. We believe that our U.S. internal systems are presently Y2K ready. We have completed an inventory of our internal systems that we use outside of the United States to determine the status of their Y2K compliance. Each international office has plans in place to upgrade or, if necessary, replace components of its internal systems to ensure they are Y2K compliant. We anticipate that our international operations, excluding businesses acquired in the fourth quarter and for which we will not have completed full Y2K reviews, will be Y2K compliant during the fourth quarter of 1999. To help ensure that our network operations and services to our customers are not interrupted due to the Y2K problem, we have established a network operations team. This team of operational staff have conducted inventories of our network equipment (software and hardware) and have found no material Y2K compliance issues. We believe that all equipment currently being purchased for use in the PSINet network is Y2K compliant. Any existing equipment that is not Y2K compliant is in the process of being made Y2K compliant through minor changes to the software or hardware or, in limited instances, replacement of the equipment. We believe that our network is presently Y2K compliant. In addition to administering the implementation of necessary upgrades for Y2K compliance, our network team is developing a contingency plan to address any potential problems that may occur with our network as we enter the year 2000. We believe that, as a result of our detailed assessment and completed modifications, the Y2K issue will not pose significant operational problems for us. However, if the requisite modifications and conversions are not made, or not completed in a timely fashion, it is possible that the Y2K problem could have a material impact on our operations.

         We have, and will continue to require, Y2K disclosures from all companies that we acquire in the fourth quarter of 1999. We believe that, as a result of due diligence performed and information gathered, the effect of the Y2K issues on the companies we acquire will not in the aggregate have a material impact on our operations. However, if such Y2K disclosures are not accurate or complete or required remediation acts are not taken by the acquired companies in a timely manner, it is possible that the Y2K problem could have a material impact on those acquired companies and possibly our overall operations.

         Our cost of addressing Y2K issues has been minor to date, less than 5% of our information technology and network operations budgets, but this amount may increase if additional outside consultants or personnel resources are required or if important operational equipment must be remediated or replaced. Our estimated total costs related to Y2K issues for 1999 is not expected to exceed $2.0 million. These costs include equipment, consulting fees, software and hardware upgrades, testing, remediation and, in limited instances, replacement of equipment. The risk that Y2K issues could present to us include, without limitation, disruption, delay or cessation of operations, including operations that are subject to regulatory compliance. In each case, the correction of the problem could result in substantial expense and disruption or delay of our operations. The total cost of Y2K assessments and remediation is funded through cash on hand and available from other sources and we are expensing these costs, as appropriate. The financial impact of making all required systems changes or other remediation efforts cannot be known precisely, but it is not expected to be material to our financial position, results of operations, or cash flows. We have not canceled any principal information technology projects as a result of our Y2K effort, although we have rescheduled some internal tasks to accommodate this effort.

         In addition, we have identified, prioritized and are communicating with our suppliers, vendors, customers, lenders and other material third parties to determine their Y2K status and any probable impact on us. To date, our inquiries have not revealed any significant Y2K noncompliance issue affecting our material third parties. We will continue to monitor and evaluate our long-term relationships with our material third parties based on their responses to our inquiries and on information learned from other sources. If any of our material third parties are not Y2K ready and their non-compliance causes a material disruption to any of their respective businesses, our business could be materially adversely affected. Disruptions could include, among other things:

         *  the failure of a material third party's business;

         *  a financial institution's inability to take and transfer funds;

         *  an interruption in delivery of supplies from vendors;

         *  a loss of voice and data connections;

         *  a loss of power to our facilities; and

         * other interruptions in the normal course of our operations, the nature and extent of which we cannot foresee.

         We will continue to evaluate the nature of these risks, but at this time we are unable to determine the probability that any such risk will occur, or if it does occur, what the nature, length or other effects, if any, it may have on us. If any of our material third parties experience significant failures in their computer systems or operations due to Y2K non-compliance, it could affect our ability to process transactions or otherwise engage in similar normal business activities. For example, while we expect our internal systems, U.S. and non-U.S., to be Y2K ready in stages during 1999, we and our customers who communicate internationally will be dependent upon the Y2K-readiness of many non-U.S. providers of telecommunication services and their vendors and suppliers. If these providers and others are not Y2K ready, we and our customers will not be able to send and receive data and other electronic transmissions, which would have a material adverse effect on our revenues and business and that of our customers. While many of these risks are outside our control, we have identified and contacted our critical third party vendors and suppliers and are establishing contingency plans to remedy any potential interruption to our operations.

         While we believe that we are adequately addressing the Y2K issue, we cannot assure you that our Y2K compliance effort will prevent every potential interruption or that the cost and liabilities associated with the Y2K issue will not materially adversely impact our business, prospects, revenues or financial position. We are uncertain as to our most reasonably likely worst case Y2K scenario and, although we have completed a contingency plan to handle reasonably forseeable interruptions resulting from the Y2K problem, we cannot assure you that our contingency plan will be capable of adequately addressing every potential problem that may occur.

If we become subject to provisions of the Investment Company Act, our business operations may be restricted

         We have significant amounts of cash and, pending our utilization of all the net proceeds from our recent debt and equity offerings, will have an even greater amount of cash invested in short term investment grade and government securities, which investments could conceivably subject us to the provisions of the Investment Company Act of 1940. We do not propose to engage in investment activities in a manner or to an extent which would require us to register as an investment company under the Investment Act of 1940. The Investment Company Act of 1940 places restrictions on the capital structure and business activities of companies registered thereunder.

         Accordingly, we will seek to limit our holding of `investment securities' (as defined in such Act) to an amount which is less than 40% of the value of our total assets as calculated pursuant to the Investment Company Act of 1940. The Investment Company Act of 1940 permits a company to avoid becoming subject to such Act for a period of up to one year despite the holding of investment securities in excess of such amount if, among other things, its board of directors has adopted a resolution which states that it is not the company's intention to become an investment company. Our Board of Directors has adopted such a resolution that would become effective in the event we are deemed to fall within the definition of an investment company. Application of the provisions of the Investment Company Act of 1940 would have a material adverse effect on us.

We face a high level of competition in the Internet services industry

         The market for Internet connectivity and related services is extremely competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many new start-ups as well as established businesses from different industries.

         Our current and prospective competitors include other national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. We believe that our network, products and customer service distinguish us from these competitors. However, some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than we do.

         We compete with all of the major long distance companies, also known as interexchange carriers, including AT&T, MCIWorldCom, Sprint and Cable & Wireless/IMCI, which also offer Internet access services. The recent sweeping reforms in the federal regulation of the telecommunications industry have created greater opportunities for local exchange carriers, including the regional Bell operating companies, to enter the Internet connectivity market. We believe that there is a move toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from ISPs to address the Internet connectivity requirements of the current business customers of long distance and local carriers. The WorldCom/MFS/UUNet consolidation, the WorldCom/MCI merger, the ICG/NETCOM merger, Cable & Wireless' purchase of the internetMCI assets, the Intermedia/DIGEX merger, GTE's acquisition of BBN, Global Crossing's plans to acquire Frontier Corp. and Frontier's prior acquisition of Global Center, Qwest Communication's plans to acquire US West, AT&T's purchase of IBM's global communications network and MCIWorldCom's recently announced plans to merge with Sprint are indicative of this trend. Accordingly, we expect to experience increased competition from the traditional telecommunications carriers. Many of these telecommunications carriers may have the ability to bundle Internet access with basic local and long distance telecommunications services. This bundling of services may have an adverse effect on our ability to compete effectively with the telecommunications providers and may result in pricing pressure on us that could have a material adverse effect on our business, financial condition and results of operations.

         Many of the major cable companies have announced that they have begun offering, or are exploring the possibility of offering Internet connectivity, relying on the viability of cable modems and economical upgrades to their networks. Several announcements also have recently been made by other alternative service companies approaching the Internet connectivity market with various wireless terrestrial and satellite-based service technologies.

         Many of the predominant on-line service providers, including America Online, CompuServe and Microsoft Network, have entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. We compete to a lesser extent with these on-line service providers. However, America Online's acquisition of Netscape Communications Corporation and related strategic alliance with Sun Microsystems will enable it to offer a broader array of Internet protocol-based services and products that could significantly enhance its ability to appeal to the business marketplace and, as a result, compete more directly with us.

         Recently, there have been several announcements regarding the planned deployment of broadband services for high speed Internet access by cable and telephone companies. These services would include new technologies such as cable modems and DSL. These providers have initially targeted the residential consumer. However, it is likely that their target markets will expand to encompass business customers, which is our target market. This expansion could adversely affect the pricing of our service offerings. Moreover, there has recently been introduced a number of free ISP services, particularly in non-U.S. markets, and some ISPs are offering free personal computers to their subscribers. The FCC has proposed to permit ILECs to provide advanced services, through structurally separate affiliates on a deregulated basis. While these services have been offered primarily to dial-up consumer customers, they could be extended to dial-up business customers as well. These trends could have a material adverse effect on our business, financial condition and results of operations.

         As a result of the increase in the number of competitors and the vertical and horizontal integration in the industry, we currently encounter and expect to continue to encounter significant pricing pressure and other competition. Advances in technology as well as changes in the marketplace and the regulatory environment are constantly occurring, and we cannot predict the effect that ongoing or future developments may have on us or on the pricing of our products and services. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

         As we continue to expand our operations outside the United States, we will encounter new competitors and competitive environments. In some cases, we will be forced to compete with and buy services from government-owned or subsidized telecommunications providers. Some of these providers may enjoy a monopoly on telecommunications services essential to our business. We cannot assure you that we will be able to purchase such services at a reasonable price or at all. In addition to the risks associated with our previously described competitors, foreign competitors may pose an even greater risk, as they may possess a better understanding of their local markets and better working relationships with local infrastructure providers and others. We cannot assure you that we can obtain similar levels of local knowledge. Failure to obtain that knowledge could place us at a significant competitive disadvantage.

Technology trends and evolving industry standards could result in our competitors developing or obtaining access to bandwidth and technologies that carry more information faster than our bandwidth and technology and, consequently, render our bandwidth or technology obsolete

         Our products and services are targeted toward users of the Internet, which has experienced rapid growth. The market for Internet access and related services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service introductions. Our future success will depend, in part, on our ability to effectively use and develop leading technologies.

         We cannot assure you that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. As we accept bandwidth from our various existing global network suppliers or acquire bandwidth or equipment from other suppliers that may better meet our needs than existing bandwidth or equipment, many of our assets could be determined to be obsolete or excess. The disposition of obsolete or excess assets could have a material adverse effect on our business, financial condition and results of operations.

         Even if we do respond successfully to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

We may be liable for information disseminated through our network

         The law relating to liability of ISPs for information carried on or disseminated through their networks is not completely settled. A number of lawsuits have sought to impose such liability for defamatory speech, infringement of copyrighted materials and other claims. The U.S. Supreme Court has let stand a lower court ruling which held that an ISP was protected by a provision of the Communications Decency Act from liability for material posted on its system. However, the findings in that particular case may not be applicable in other circumstances with differing facts. Other courts have held that online service providers and ISPs may, under some circumstances, be subject to damages for copying or distributing copyrighted materials. However, in an effort to protect certain qualified ISPs, the Digital Millennium Copyright Act was signed into law in October 1998. Under certain circumstances, this Act may provide qualified ISPs with a `safe harbor' from liability for copyright infringement. We cannot assure you that we currently qualify by the terms, provisions and interpretations of this Act. In 1998, the Child Online Protection Act was enacted, requiring limitations on access to pornography and other material deemed `harmful to minors.' This legislation has been attacked in court as a violation of the First Amendment. We are unable to predict the outcome of this case at this time. The imposition upon ISPs or web server hosts of potential liability for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some product or service offerings. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

         We carry errors and omissions insurance with a policy limit of $5.0 million, subject to deductibles and exclusions. Such coverage may not be adequate or available to compensate us for all liability that may be imposed. The imposition of liability in excess of, or the unavailability of, such coverage could have a material adverse effect on our business, financial condition and results of operations.

         The law relating to the regulation and liability of ISPs in relation to information carried or disseminated also is undergoing a process of development in other countries. For example, a recent court decision in England held an ISP liable for certain allegedly indecent content carried through its network under factual circumstances in which the ISP had been notified by the complainant about the offending message which the ISP had failed to delete when asked to do so by the complainant. Decisions, laws, regulations and other activities regarding regulation and content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us.

         One particular area of uncertainty in this regard results from the entry into effect of European Union Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data. The EU Directive imposes obligations in connection with the protection of personal data collected or processed by third parties. Under some circumstances, we may be regarded as subject to the EU Directive's requirements. The United States and the European Union currently are negotiating the application of the EU Directive to U.S. companies.

FCC and foreign telecommunications regulations may limit the services we can offer

         Consistent with our growth and acquisition strategy, we are now engaged in, or will soon be engaged in, activities that subject us to varying degrees of federal, state and local regulation. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve origination or termination of jurisdictionally intrastate communications.

         Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has indicated that some services offered over the Internet, such as phone-to-phone Internet protocol telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact of any new or existing laws may have on our business. We can not assure you that new laws or regulations relating to Internet services, or existing laws found to apply to them, will not have a material adverse effect on us. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up customers and could have a material adverse effect on our business, financial condition and results of operations.

         In addition to our Internet activities, we have recently focused attention on acquiring telecommunications assets and facilities, which is a regulated activity. Our wholly-owned subsidiary, PSINetworks Company, has received an international Section 214 authorization from the FCC and a Type I facilities license from the Japanese telecommunications regulatory activity to provide global facilities-based and global resale telecommunications services. Our wholly-owned subsidiary, PSINet Telecom UK Limited, has received an international facilities license from DTI and OFTEL, the responsible telecommunications regulatory bodies in the United Kingdom. Currently, the FCC and OFTEL do not closely regulate the charges or practices of non-dominant carriers, such as our subsidiaries. Nevertheless, these regulatory agencies have the power to impose more stringent regulatory requirements on us and to change our regulatory classification, which may adversely affect our business.

         Our subsidiaries have also received competitive local exchange carrier, or CLEC, certification in New York, Virginia, Colorado, California and Texas, and have applied for CLEC certification in Maryland. We are considering the financial, regulatory and operational implications of becoming a competitive local exchange carrier in other states. As a provider of domestic basic telecommunications services, particularly competitive local exchange services, we could become subject to further regulation by the FCC and/or another regulatory agency, including state and local entities.

         An important issue for CLECs is the right to receive reciprocal compensation for the transport and termination of Internet traffic. Most states have required incumbent local exchange carriers to pay competitive local exchange carriers reciprocal compensation. In October 1998, the FCC determined that dedicated Digital Subscriber Line service is an interstate service and properly tariffed at the interstate level. In February 1999, the FCC concluded that at least a substantial portion of dial-up ISP traffic is jurisdictionally interstate. The FCC also concluded that its jurisdictional decision does not alter the exemption from access charges currently enjoyed by ISPs. The FCC established a proceeding to consider an appropriate compensation mechanism for interstate Internet traffic. Pending the adoption of that mechanism, the FCC saw no reason to interfere with existing interconnection agreements and reciprocal compensation arrangements. The FCC order has been appealed, briefing was in September 1999, and oral arguments are expected to be heard in early 2000. In light of the FCC's order, state commissions that previously addressed this issue and required reciprocal compensation to be paid for ISP traffic may reconsider and may modify their prior rulings. Several incumbent local exchange carriers are seeking to overturn prior orders, or seek refunds of, or authority to escrow, payments that they claim are inconsistent with the FCCs' February 1999 order. In response to these and other challenges, some state commissions have opened inquiries as to the appropriate compensation mechanisms in the context of ISP traffic. Of the state commissions that have considered the issue since the FCC's February 1999 order, the majority of these states has upheld the requirement to pay reciprocal compensation for ISP traffic. We cannot assure you that any future court, state regulatory or FCC decision on this matter will favor our position. An unfavorable result may have an adverse impact on our potential future revenues as a CLEC, as well as increasing our costs for PRIs generally.

If we experience system failure or shutdown, we may not be able to deliver services

         Our success depends upon our ability to deliver reliable, high-speed access to the Internet and upon the ability and willingness of our telecommunications providers to deliver reliable, high-speed telecommunications service through their networks. Our network, and other networks providing services to us, are vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures and similar events, particularly if such events occur within a high traffic location of the network. We have designed our network to minimize the risk of such system failure, for instance, with redundant circuits among POPs to allow traffic rerouting. In addition, we perform lab and field testing before integrating new and emerging technology into the network, and we engage in capacity planning. Nonetheless, we cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network.

         We carry business personal property insurance at both scheduled locations and unscheduled locations to protect us against losses due to property damage and business interruption. Such coverage, however, may not be adequate or available to compensate us for all losses that may occur. In addition, we generally attempt to limit our liability to customers arising out of network failures by contractually disclaiming all such liability. In respect of many services, we have also contractually limited liability to a usage credit based upon the amount of time that the system was not operational. We cannot assure you, however, that such limitations will be enforceable. In any event, significant or prolonged system failures or shutdowns could damage our reputation and result in the loss of customers.

Although we have implemented network security measures, our network may be susceptible to viruses, break-ins or disruptions

         We have implemented many network security measures, such as limiting physical and network access to our routers. Nonetheless, our network's infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or other Internet users. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to our customers. Furthermore, such inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. This could, in turn, deter potential customers and adversely affect our existing customer relationships.

         Security problems represent an ongoing threat to public and private data networks. Attacks upon the security of Internet sites and infrastructure continue to be reported to organizations such as the CERT Coordination Center at Carnegie Mellon University, which facilitates responses of the Internet community to computer security events. Addressing problems caused by computer viruses, break-ins or other problems caused by third parties could have a material adverse effect on us.

         The security services that we offer in connection with our customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of such problems may result in claims against us or liability on our part. Such claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business or reputation or on our ability to attract and retain customers for our products. Moreover, until more consumer reliance is placed on security technologies available, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry and our customer base and revenues.

Risk associated with dependence on technology and with proprietary rights

         Our success and ability to compete is dependent in part upon our technology and technical expertise and, to a lesser degree, on our proprietary rights. In order to establish and protect our technology, we rely on a combination of copyright, trademark and trade secret laws and contractual restrictions. Nevertheless, we cannot assure you that such measures are adequate to protect our proprietary technology. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. In addition, our products may be licensed or otherwise utilized in foreign countries where laws may not protect our proprietary rights to the same extent as do laws in the United States. It is our policy to require employees and consultants and, when obtainable, suppliers to execute confidentiality agreements upon the commencement of their relationships with us. Nonetheless, we cannot assure you that these precautions will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

         In addition, we are also subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. From time to time, we have received claims that we have infringed other parties' proprietary rights. While we do not believe that we have infringed the proprietary rights of other parties, we cannot assure you that third parties will not assert infringement claims in the future with respect to our current or future products. Such claims may require that we enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of such claims. We cannot assure you that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

         We have recently introduced new enterprise service offerings, including value-added, Internet protocol-based enterprise communication services and DSL-based Internet access services. The failure of these services to gain market acceptance in a timely manner or at all, or the failure of DSL-based services, in particular, to achieve significant market coverage could have a material adverse effect on our business, financial condition and results of operations. If we introduce new or enhanced services with reliability, quality or compatibility problems, it could significantly delay or hinder market acceptance of such services, which could adversely affect our ability to attract new customers and subscribers. Our services may contain undetected errors or defects when first introduced or as enhancements are introduced. Despite testing by us or our customers, we cannot assure you that errors will not be found in new services after commencement of commercial deployment. Such errors could result in additional development costs, loss of or delays in market acceptance, diversion of technical and other resources from our other development efforts and the loss of credibility with our customers and subscribers. Any such event could have a material adverse effect on our business, financial condition and results of operations.

         Additionally, if we are unable to match our network capacity to customer demand for our services, our network could become congested during periods of peak customer demand. Such congestion could adversely affect the quality of service we are able to provide. Conversely, due to the high fixed cost nature of our infrastructure, if our network is under-utilized, it could adversely affect our ability to provide cost-efficient services. Our failure to match network capacity to demand could have a material adverse effect on our business, financial condition or results of operations.

We may encounter a number of risks and uncertainties in connection with our acquisition of TNI.

Our risks resulting from the acquisition of TNI include the following:

*     TNI derives a substantial portion of its revenue from a small number of customers

         For the year ended December 31, 1998, approximately 44% of TNI's total revenues were derived from its five largest customers, and for the nine months ended September 30, 1999, approximately 45% of TNI's total revenues were derived from these customers. The loss of any one or more of these customers could have a material adverse effect on TNI's business, results of operations and financial condition and, as a result, potentially ours. TNI has multi-year contracts with these customers and the consent of some of them may be required and not obtained in connection with our acquisition of TNI. These contracts expire between June 2000 and May 2002. We cannot assure you that these contracts will be maintained or renewed.

*     TNI depends on market expansion and on its expansion into new markets

         Although TNI has grown rapidly since it became operational in June 1991, TNI's future growth and profitability will depend in part on:

         *     the further expansion of:

              o         the POS transaction network services market;

              o         the telecommunications services market;

              o         the financial services market;

        *     the emergence of other markets for:

              o         electronic transaction network services;

              o         services for automated teller machine processing;

              o         services for healthcare claims processing;

              o         services for electronic benefits transfer; and

        * TNI's ability to penetrate these markets both domestically and internationally.

         Further market expansion depends on the continued growth in the number of transactions and the continued automation of traditional paper-based processing systems. We cannot assure you that markets for the TNI network and telecommunications services will continue to expand and develop or that TNI will succeed in penetrating new markets.

         * TNI's business is seasonal and TNI experiences fluctuations in quarterly results

         Merchant credit card transactions account for a major percentage of the transaction volume processed by TNI's customers. We expect the volume of those transactions on TNI's network to be greater in the fourth quarter holiday season than during the rest of the year. Consequently, revenues and earnings from merchant credit card transactions in the first quarter generally are expected to be lower than revenues and earnings from merchant credit card transactions in the fourth quarter of the immediately preceding year. Although the financial services, healthcare claims processing and electronic benefits transfer markets, as well as other potential markets that TNI has targeted for future expansion, are anticipated to be less seasonal, we expect that TNI's operating results in the foreseeable future will be significantly affected by seasonal trends in the merchant credit card transaction market. As a result, our financial results may be more sensitive to seasonal trends.

We may not have the ability to raise the funds necessary to finance the change of control offer which may be required by the indenture governing our subordinated debt

         Upon the occurrence of a change of control (as defined in the indenture governing the notes), we will be required to make an offer to purchase any or all of the recent issue of 10 1/2% notes, our 11 1/2% senior notes, our 10% senior notes and our 11% senior notes at the prices stated in the respective indentures governing such securities. However, our ability to repurchase such securities upon a change of control may be limited by the terms of our then existing contractual obligations and those of our subsidiaries. Our credit facility requires that we pay all amounts outstanding under it before we repurchase any of our senior notes upon a change of control. In addition, we may not have adequate financial resources to effect such a purchase, and we cannot assure you that we would be able to obtain such resources through a refinancing of such securities to be purchased or otherwise. If we fail to repurchase all of such securities tendered for purchase upon the occurrence of a change of control, such failure will constitute an event of default under the respective indentures governing such securities.

         With respect to the sale of assets referred to in the definition of change of control, the phrase `all or substantially all' as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in some circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of `all or substantially all' of the assets of a person. It may, therefore, be unclear whether a change of control has occurred and whether such securities are subject to an offer to purchase.

The market price and trading volume of our stock may be voltile

         The market price and trading volume of our common stock has been and may continue to be highly volatile. Factors such as variations in our revenue, earnings and cash flow and announcements of new service offerings, technological innovations, strategic alliances and/or acquisitions involving our competitors or price redefinitions by us, our competitors or providers of alternative services could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected technology-based companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock.

We do not anticipate that we will pay cash dividends on our common stock

         We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our debt securities and credit facility contain limitations on our ability to declare and pay cash dividends.

Forward-looking statements

         Some of the information contained in this offering memorandum may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or similar words, or by discussions of strategy that involve risks and uncertainties. These statements may discuss our future expectations or contain projections of our results of operations or financial condition or expected benefits to us resulting from acquisitions or transactions. We cannot assure that the future results indicated, whether expressed or implied, will be achieved. The risk factors noted in this section and other factors noted throughout this prospectus, including risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 USE OF PROCEEDS

         The shares of common stock covered by this prospectus are being offered by the Selling Shareholder and not by us. Consequently, we will not receive any proceeds from the sale of these shares. However the shares that may be sold under the prospectus include shares that the Selling Shareholder may acquire in the future pursuant to stock options that we have granted to her. In order for the Selling Shareholder to acquire any such shares, the Selling Shareholder will be required to pay to us the exercise price specified in her option agreement. We intend to use any proceeds that we receive from the exercise of such options for working capital and general corporate purposes.

                               SELLING SHAREHOLDER

         The table below sets forth, as of the date of this prospectus or a subsequent date if amended or supplemented, (a) the name of the Selling Shareholder and her relationship to PSINet during the past three years; (b) the number of shares of common stock the Selling Shareholder beneficially owns; (c) the number of shares of common stock offered pursuant to this prospectus by the Selling Shareholder; and (d) the amount and percentage of the common stock outstanding to be held by the Selling Shareholder after giving effect to the offering of the common stock covered by this prospectus. The information contained in this table may be amended or supplemented from time to time.



                                                  Shares                                    Shares Beneficially
                          Relationship         Beneficially            Shares              Owned After Offering
NAME                       TO PSINET               OWNED           OFFERED HEREBY         ------------------------
                                                                                          NUMBER        PERCENTAGE
----                      ------------         ------------        --------------         ------        ----------


Susan DiSesa         Former Consultant             9,825                9,825              - 0 -             0 %



                              PLAN OF DISTRIBUTION

         Any of or all of the shares may be sold from time to time to purchasers directly by the Selling Shareholder. Alternatively, the Selling Shareholder may from time to time offer the shares through underwriters, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of shares for whom they may act. The Selling Shareholder and any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"). Any profit on the sale of the shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent required, at the time a particular offer of shares is made, a supplement to this prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering. These terms will include the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

         The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is met.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon by Nixon Peabody LLP, New York, New York, counsel for PSINet. Certain attorneys with Nixon Peabody LLP currently own in the aggregate less than one percent of our common stock.

                                     EXPERTS

         The consolidated financial statements of PSINet Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     DOCUMENTS INCORPORATED BY REFERENCE DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference in this prospectus the following documents:

         1. Our annual report on Form 10-K for our fiscal year ended December 31, 1998. This report contains:

                  * audited consolidated balance sheets for us and our subsidiaries as of December 31, 1998 and 1997

                  * related consolidated statements of operations, of changes in shareholders' equity and of cash flows for the years ended December 31, 1998, 1997 and 1996

         2. Our quarterly reports on Form 10-Q for the quarters ended:

                  *   March 31, 1999

                  *   June 30, 1999

                  *   September 30, 1999

         3. Our current reports on Form 8-K dated

                  *   April 27, 1999

                  *   May 7, 1999

                  *   July 6, 1999

                  *   July 16, 1999

                  *   August 22, 1999

                  *   August 22, 1999

                  *   November 5, 1999

                  *   November 17, 1999

                  *   November 23, 1999

                  *   November 23, 1999

                  * July 31, 1997 (solely insofar as it relates to our Shareholder Rights Agreement dated May 8, 1996, as amended)

                  *   August 20, 1997

         4. Our registration statement on Form 8-A dated April 7, 1995, as amended (registration no. 0-25812)

         5. Our registration statement on Form 8-A dated June 4, 1996, as amended (registration no. 0-25812)

         We are also incorporating by reference in this prospectus all reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of securities under this prospectus. These reports and documents will be incorporated by reference in and considered to be a part of this prospectus as of the date of filing of such reports and documents.

         Any statement contained in this prospectus or in a document which is incorporated by reference herein will be modified or superseded for purposes of this prospectus to the extent that a statement in any document that we file after the date of this prospectus that also is incorporated by reference herein modifies or supersedes such prior statement. Any such statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

         This prospectus incorporates by reference documents which are not presented in this prospectus or delivered to you with it. You may request, and we will send to you, without charge, copies of these documents, other than exhibits to these documents, which we will send to you for a reasonable fee. Requests should be directed to the Office of the Secretary, PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170 (telephone (703) 904-4100).

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have file with the SEC, including the registration statement, at the following SEC public reference rooms:

   Judiciary Plaza           7 World Trade Center       Northwest Atrium Center
450 Fifth Street, N.W.            Suite 1300            500 West Madison Street
      Room 1024            New York, New York 10048           Suite 1400
 Washington, DC 20549                                   Chicago, Illinois 60661

         You can also obtain copies of filed documents, at prescribed rates, by mail from the Public Reference Section of the SEC at its Judiciary Plaza location, listed above, or by telephone at 1-800-SEC-0330 or electronically through the SEC's Web Site at http://www.sec.gov.

         Our common stock is listed on the Nasdaq Stock Market's National Market under the symbol "PSIX," and our SEC filings can also be read and obtained at the following Nasdaq address:

                             The Nasdaq Stock Market
                                 Reports Section
                               1735 K Street, N.W.
                             Washington, D.C. 20006

         We furnish our stockholders with annual reports containing our audited financial statements and with proxy material for our annual meetings complying with the proxy requirements of the Securities Exchange Act of 1934.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of PSINet pursuant to the foregoing provisions, PSINet has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         Except to the extent set forth herein, there is no charter provision, by-law, contract, arrangement or statute pursuant to which any director or officer of registrant is indemnified in any manner against any liability which he may incur in his capacity as such.

                                    PART II.

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8.  Exhibits

     5          Opinion of Nixon Peabody LLP

     23.1       Consent of PricewaterhouseCoopers LLP

     23.2       Consent of Arthur Andersen LLP

     23.3       Consent of Nixon Peabody LLP (filed as part of Exhibit 5)

     24 Power of Attorney (included on the signature page of this registration statement)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Herndon, Commonwealth of Virginia on November 30, 1999.

                                   PSINET INC.

                                   By:        /S/ WILLIAM L. SCHRADER
                                      -----------------------------------------
                                              William L. Schrader, Chairman
                                               and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William L. Schrader, Harold S. Wills, David N. Kunkel, Edward D. Postal, Michael J. Malesardi, Lawrence
Winkler and Kathleen B. Horne, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) to this registration statement and to any registration statement filed pursuant to Rule 462(b), and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   NAME           TITLE                                     DATE

/S/ WILLIAM L. SCHRADER     Chairman, Chief Executive          November 30, 1999
-----------------------       Officer and Director
William L. Schrader      (Principal Executive Officer)


/S/ HAROLD S. WILLS         President, Chief Operating         November 30, 1999
-----------------------       Officer and Director
Harold S. Wills


/S/ DAVID N. KUNKE          Vice Chairman, Executive Vice      November 30, 1999
-----------------------       President and Director
David N. Kunkel


/S/ EDWARD D. POSTAL        Executive Vice President and       November 30, 1999
-----------------------  Chief Financial Officer (Principal
Edward D. Postal                Financial Officer)

/S/ MICHAEL J. MALESARDI    Vice President and Controller      November 30, 1999
------------------------   (Principal Accounting Officer)
Michael J. Malesardi


/S/ WILLIAM H. BAUMER                Director                  November 30, 1999
------------------------
William H. Baumer


/S/ RALPH J. SWETT                   Director                  November 30, 1999
------------------------
Ralph J. Swett


/S/ IAN P. SHARP                     Director                  November 30, 1999
------------------------
Ian P. Sharp

                                  EXHIBIT INDEX


5                 Opinion of Nixon Peabody LLP              Filed herewith


23.1              Consent of PricewaterhouseCoopers LLP     Filed herewith


23.2              Consent of Arthur Andersen LLP            Filed herewith


23.3              Consent of Nixon Peabody LLP              Filed as part of
                                                            Exhibit 5


24                Power of Attorney                         Included on the
                                                            signature page
                                                            of this registration
                                                            statement